Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

DIRECT DIAL
212-735-3859
EMAIL ADDRESS
Veronica.Castillo@SKADDEN.COM
(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
January 23, 2009
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VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	The Gabelli Global Gold, Natural Resources & Income Trust (File Nos. 333-143009 and 811-21698)
Dear Ms. Hatch:
          On behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) we are requesting accelerated review of the Fund’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940, as filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009.
          The Registration Statement was filed pursuant to the Fund’s undertaking under Section 10(a)(3) of the Securities Act of 1933 to update the Fund’s financial statements, financial highlights and updates to other factual disclosures since the Fund’s shelf registration statement was declared effective by the Commission on September 24, 2007. In our view, the changes are solely of the nature that if the Fund were an open-end fund, would permit an automatically effective filing under Rule 485(b) of the Securities Act of 1933.
          We have also provided you with a marked version showing the very limited nature of the changes.
          The Fund is eager for the Registration Statement to be declared effective at the earliest possible date and would appreciate your accelerated review.

January 23, 2009

          If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-3859.
Sincerely,
/s/ Veronica Castillo